SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                FORM U-3A-2
  Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935
                  To Be Filed Annually Prior to March 1

_________________________________________________________________________

PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

1.1. PG&E Corporation ("Claimant")

 PG&E Corporation
 One Market, Spear Tower, Suite 2400
 San Francisco, CA  94105

Claimant, incorporated under the laws of the State of California, is a holding company formed by Pacific Gas and Electric Company, a public utility. On January 1, 1997,
Claimant became the parent of Pacific Gas and Electric
Company pursuant to a corporate reorganization plan.
Claimant is also the parent of nonutility subsidiaries formerly owned by Pacific Gas and Electric Company.

1.2. Subsidiaries

1.2.1. Pacific Gas and Electric Company
77 Beale Street
P.O. Box 770000
San Francisco, CA 94177

 Pacific Gas and Electric Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Claimant. Pacific Gas and Electric Company is an operating public utility engaged principally in the business of supplying electric and natural gas service throughout most of Northern and Central California.

1.2.1.1. Alberta and Southern Gas Co., Ltd.
 1500 Bankers Hall
 855 Second Street., SW
 Calgary, Alberta T2P 4J7

 Alberta and Southern Gas Co. Ltd., incorporated under the laws of Alberta, is a wholly owned Canadian subsidiary of Pacific Gas and Electric Company. Alberta and Southern Gas Co. Ltd. formerly purchased natural gas in Canada for the California market.

 1.2.1.1.1. Alberta and Southern Gas Marketing, Inc.
 1500 Bankers Hall
 855 Second Street., SW
 Calgary, Alberta T2P 4J7

 Alberta and Southern Gas Marketing, Inc. is a wholly owned subsidiary of Alberta and Southern Gas Co. Ltd.
Alberta and Southern Gas Marketing, Inc. formerly marketed natural gas in non-California markets.

 1.2.1.2. Mission Trail Insurance (Cayman) Ltd.
 P.O. Box 1051 Georgetown

 Grand Cayman, Cayman Islands, BWI

 Mission Trail Insurance (Cayman) Ltd., incorporated under the laws of the Cayman Islands, is a wholly owned subsidiary of Pacific Gas and Electric Company. Mission
Trail Insurance (Cayman) Ltd. underwrites various classes of insurance for Pacific Gas and Electric Company and its subsidiaries and affiliates.

 Mission Trail Insurance (Cayman) Ltd. is in the process of dissolution, which is expected to be completed in 1999.

 1.2.1.3. Natural Gas Corporation of California
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Natural Gas Corporation of California, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company.
Natural Gas Corporation of California acts as the vehicle for the amortization of certain regulatory assets.

 1.2.1.3.1. NGC Production Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 NGC Production Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Natural Gas Corporation of California. NGC
Production Company facilitates project financing for Natural Gas Corporation of California's capital requirements.

 1.2.1.3.2. Alaska Gas Exploration Associates
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Alaska Gas Exploration Associates, incorporated under the laws of the State of California, is 50% owned by Natural Gas Corporation of California.

 1.2.1.4. Pacific Conservation Services Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Pacific Conservation Services Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company.
Pacific Conservation Services Company engages in borrowing and lending operations required to fund
Pacific Gas and Electric Company conservation loan programs.

 1.2.1.5. Calaska Energy Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Calaska Energy Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Calaska Energy
Company was Pacific Gas and Electric Company's representative in the Alaska Highway Pipeline Project, which was formed to bring Prudhoe Bay natural gas to the lower 48 states.

 1.2.1.6. Eureka Energy Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor

 San Francisco, CA 94177

 Eureka Energy Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Eureka Energy Company owns land in San Luis Obispo County.

 1.2.1.7. Standard Pacific Gas Line, Inc.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Standard Pacific Gas Line, Inc., incorporated under the laws of the State of California, is a subsidiary of Pacific Gas and Electric Company. Standard Pacific Gas
Line, Inc. transports natural gas in California.  Pacific
Gas and Electric Company owns a 85.71% interest, and Chevron Pipe Line Company owns the remaining 14.29% interest.

 1.2.1.8. Pacific California Gas System, Inc.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Pacific California Gas System, Inc., incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific
California Gas System, Inc. was created to hold intrastate gas pipeline operations.

 1.2.1.9. Pacific Energy Fuels Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Pacific Energy Fuels Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific
Energy Fuels Company owns and finances nuclear fuel inventory.

 1.2.1.10. Pacific Gas Properties Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Pacific Gas Properties Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific
Gas Properties Company owns California property.

 1.2.1.10.1. Pacific Properties
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 Pacific Properties, incorporated under the laws of the State of California, is 50% owned by Pacific Gas
Properties Company. Pacific Properties owns
California property.

 1.2.1.11. Chico Commons, L.P.
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 Chico Commons, L.P., a California partnership, is 41% owned by Pacific Gas and Electric Company as a limited partner. Chico Commons, L.P. was created to construct and own low income housing.

 1.2.1.12. PG&E Capital I
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

 PG&E Capital I, a business trust, is 3% owned by Pacific Gas and Electric Company. PG&E Capital I was formed as a special purpose financing vehicle for the purpose of issuing deferrable income securities.

 1.2.1.13. PG&E Funding, LLC
 245 Market Street, Suite 424
 San Francisco, CA 94105

 PG&E Funding, LLC, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Pacific Gas and Electric Company. PG&E Funding, LLC is a special purpose financing vehicle formed for the ownership of transition property and issuance of securities.

 1.2.1.14. 201 Turk Street, L.P.
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 201 Turk Street, L.P., a California partnership, is 33% owned by Pacific Gas and Electric Company as a limited partner. 201 Turk Street, L.P. was created to construct and own a low income housing project.

 1.2.1.15. 1989 Oakland Housing Partnership Associates, L.P.
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 1989 Oakland Housing Partnership Associates, L.P., a
California partnership, is owned 46% by Pacific Gas and Electric Company as a limited partner. 1989 Oakland
Housing Partnership Associates, L.P. was created to construct and own low income housing.

 1.2.1.16. 1992 Oakland Housing Partnership Associates, L.P.
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 1992 Oakland Housing Partnership Associates, L.P., a
California partnership, is owned 17% by Pacific Gas and Electric Company as a limited partner. 1992 Oakland
Housing Partnership Associates, L.P. was created to construct and own low income housing.

1.2.1.17.  1994 Oakland Regional Housing Partnership Associates,
 L.P.
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 1994 Oakland Regional Housing Partnership Associates,
L.P., a California partnership, is owned 12% by Pacific Gas and Electric Company as a limited partner.
1994 Oakland Regional Housing Partnership Associates,
L.P. was created to construct and own low income housing.

 1.2.1.18. Pacific Gas and Electric Housing Fund Partnership, L.P. One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 Pacific Gas and Electric Housing Fund Partnership,
L.P., a California partnership, is owned 99% by Pacific
Gas and Electric Company as a limited partner.  Pacific
Gas and Electric Housing Fund Partnership, L.P., invests in projects that construct and own low income housing.

 1.2.1.19. Merritt Community Capital Fund V, L.P.
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 Merritt Community Capital Fund V, L.P., a California partnership, is owned 2% by Pacific Gas and Electric

Company as a limited partner.  Merritt Community
Capital Fund V, L.P., was created to construct and own low income housing.

 1.2.1.20. Schoolhouse Lane Apartments, L.P.
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 Schoolhouse Lane Apartments, L.P., a California partnership, is owned 99% by Pacific Gas and Electric
Company as a limited partner.  Schoolhouse Lane
Apartments, L.P., was created to construct and own low income housing.

1.2.2. PG&E Diversified Investments, Inc.
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

 PG&E Diversified Investments, Inc., incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Claimant. PG&E Diversified Investments, Inc.
was formed for the purpose of holding ownership of PG&E
Corporation's unregulated subsidiaries, both direct and indirect.

1.2.2.1. PG&E Capital, LLC
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 PG&E Capital, LLC, incorporated under the laws of the State of Delaware, is a wholly-owned subsidiary of PG&E
Diversified Investments, Inc., formed for financing and other transactions related to the energy industry.

1.2.2.2.  PG&E Corporation Support Services, Inc.
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 PG&E Corporation Support Services, Inc., incorporated under the laws of the State of Delaware, is a wholly-owned subsidiary of PG&E Diversified Investments, Inc.
that provides general corporate support services to the PG&E Corporation family outside the State of California.

1.2.2.3.  PG&E Gas Transmission Corporation
 formerly PG&E Gas Holdings (Gas Transmission)
 2100 SW River Parkway
 Portland, OR 97201

 Gas Transmission, incorporated under the laws of the State of California, is a gas holding company and is a wholly owned subsidiary of PG&E Diversified Investments, Inc.

 1.2.2.3.1. PG&E Gas Transmission, Northeast Corporation
 2100 SW River Parkway
 Portland, Oregon  97201

 PG&E Gas Transmission, Northeast Corporation, incorporated under the laws of the State of California, is a wholly owned subsidiary of Gas Transmission. PG&E
Gas Transmission, Northeast Corporation was created to pursue business opportunities in the Northeast United
States.

 1.2.2.3.2. PG&E Gas Transmission, Northwest Corporation (formerly Pacific Gas Transmission Company)
 2100 SW River Parkway
 Portland, Oregon  97201

 PG&E Gas Transmission, Northwest Corporation, incorporated under the laws of the State of California, is a wholly owned subsidiary of Gas Transmission. PG&E
Gas Transmission, Northwest Corporation owns and operates gas transmission pipelines and associated facilities capable of transporting natural gas from the Canada-U.S. border to the Oregon-California border.

 1.2.2.3.2.1. Pacific Gas Transmission International, Inc.
 2100 SW River Parkway
Portland, Oregon  97201

 Pacific Gas Transmission International, Inc., incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Gas
Transmission, Northwest Corporation.  Pacific Gas
Transmission International, Inc. previously owned 99% of the beneficial interest of PGT Queensland Unit
Trust.

 1.2.2.3.2.2. Pacific Gas Transmission Company
 2100 SW River Parkway
Portland, Oregon  97201

 Pacific Gas Transmission Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Gas Transmission, Northwest
Corporation. Pacific Gas Transmission Company was created to pursue business opportunities in the natural gas business in the United States.

1.2.2.4. PG&E Enterprises
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 PG&E Enterprises, incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E
Diversified Investments, Inc. PG&E Enterprises was formed as a holding company for oil and gas, real estate, electric generation, and technology investments.

 1.2.2.4.1. PG&E Generating Company
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 PG&E Generating Company, incorporated under the laws of the State of California, is a wholly owned non-regulated subsidiary of PG&E Enterprises. Through its subsidiaries, PG&E Generating Company owns cogeneration and other energy related projects; has ownership interests in a number of independent power projects in operation or under development; and develops real estate in Pacific Gas and Electric Company's service territory. In addition, some subsidiaries of PG&E
Generating Company have made fuel-related investments and a limited number of non-energy related investments.

 1.2.2.4.1.1. U.S. Generating Company, LLC
 Delaware Limited Liability Company
 100% owned by PG&E Generating Company

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1. USGen Power Group, LLC
 Delaware Limited Liability Company
 100% owned by U.S. Generating Company, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.1. Beale Generating Company
 (formerly J. Makowski Company, Inc.)
 Delaware corporation
 89% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.1.1. JMC Altresco, Inc.
 Colorado corporation
 100% owned by Beale Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.1.1. Altresco, Inc.
 Colorado corporation
 100% owned by JMC Altresco, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.1.1.1. Pittsfield Generating Company, L.P.
(formerly Altresco Pittsfield, L.P.)
Delaware partnership
99% owned by Altresco, Inc.

 One Bowdoin Square
 Boston, MA 02114

 The 1% interest is held by Pittsfield
Partners, Inc.

 1.2.2.4.1.1.1.1.1.2. Berkshire Pittsfield, Inc.
 Colorado corporation
 100% owned by JMC Altresco, Inc.

 One Bowdoin Square
 Boston, MA 02114

1.2.2.4.1.1.1.1.1.2.1. Berkshire Feedline Acquisition, Limited
 Partnership

 Massachusetts partnership
 1% owned by Berkshire Pittsfield, Inc.

 One Bowdoin Square
 Boston, MA 02114

1.2.2.4.1.1.1.1.1.3. Pittsfield Partners, Inc.
 Colorado corporation
 100% owned by JMC Altresco, Inc.

 One Bowdoin Square
 Boston, MA 02114

 Pittsfield Partners, Inc. holds a 1% LP
Interest in Pittsfield Generating Company,
L.P.

 1.2.2.4.1.1.1.1.2. JMC Iroquois, Inc.
 Delaware corporation
 100% owned by Beale Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.2.1. Iroquois Gas Transmission System, L.P.
 Delaware partnership
 4.93% owned by JMC Iroquois, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.3. JMC Selkirk Holdings, Inc.
 Delaware corporation
 100% owned by Beale Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.3.1. JMC Selkirk, Inc.
 Delaware corporation

 100% owned by JMC Selkirk Holdings, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.3.1.1 Pentagen Investors, L.P.
 (formerly JMCS I INVESTORS, L.P.)
 Delaware partnership
 46.57% owned by JMC Selkirk, Inc.(in
addition to JMCS I Holdings, Inc.'s 3.43% interest)

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.3.1.2 Selkirk Cogen Partners, L.P.
 Delaware partnership
 25.76% owned by Pentagen Investors, L.P.
 (in addition to JMC Selkirk, Inc.'s 22.4% direct interest)

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.3.1.2.1. Selkirk Cogen Funding Corporation
 Delaware corporation
 100% owned by Selkirk Cogen Partners,
L.P.

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.3.2. JMCS I Holdings, Inc.
 Delaware corporation
 100% owned by JMC Selkirk Holdings, Inc.

 One Bowdoin Square
 Boston, MA 02114

 JMCS I Holdings, Inc. holds a 3.43% interest in PentaGen Investors, L.P. (above)

 1.2.2.4.1.1.1.1.4. MASSPOWER, Inc.
 Delaware corporation
 100% owned by Beale Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.1.4.1. MASSPOWER
 Massachusetts general partnership
 30% owned by MASSPOWER, Inc.

 One Bowdoin Square
 Boston, MA 02114

 (Also see Springfield Generating Company,
L.P., which owns an additional 17.5% of MASSPOWER)

 1.2.2.4.1.1.1.1.5. Orchard Gas Corporation
 Delaware corporation
 100% owned by Beale Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.2. Mason Generating Company
 Delaware corporation
 89% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.2.1. Bowdoin Storage Services, Inc.

 Delaware corporation
 100% owned by Mason Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.2.2. J. Makowski Associates, Inc.
 Massachusetts corporation
 100% owned by Mason Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.2.2.1. Coastal Cryogenics Tankship Corporation
 Delaware corporation
 50% owned by J. Makowski Associates, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.2.3. JMC Avoca, Inc.
 Delaware corporation
 100% owned by Mason Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.2.3.1. Avoca Natural Gas Storage
 New York general partnership
 46.88% owned by JMC Avoca, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.2.4. JMC Cayuta, Inc.
 Delaware corporation
 100% owned by Mason Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.2.5. JMC Steuben, Inc.
 Delaware corporation
 100% owned by Mason Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.2.6. Steuben Pipeline Services, Inc.
 Delaware corporation
 100% owned by Mason Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.1.3. Eagle Power Corporation
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.3.1. Granite Generating Company, L.P.
 Delaware partnership
 50% owned by Eagle Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.3.1.1. Granite Water Supply Company, Inc.
 Delaware corporation
 100% owned by Granite Generating Company,
 L.P.

 7500 Old Georgetown Rd., 13th Floor

 Bethesda, MD 20814

 1.2.2.4.1.1.1.3.2. Keystone Cogeneration Company, L.P.
 Delaware partnership
 50% owned by Eagle Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.3.2.1. Keystone Urban Renewal Limited Partnership
 Delaware partnership
 50% of 99% owned by Keystone Cogeneration
Company, L.P.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 The 1% interest is owned by Granite
Generating Company, L.P.

 1.2.2.4.1.1.1.3.3. Logan Generating Company, L.P.
 Delaware partnership
 50% owned by Eagle Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.4. Larkspur Power Corporation
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.5. Buckeye Power Corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.5.1. Hermiston Generating Company, L.P.
 Delaware partnership
 80% owned by Larkspur Power Corporation
 20% owned by Buckeye Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.6. APLOMADO POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.7. RAPTOR HOLDINGS COMPANY
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
San Francisco, CA 94111

 1.2.2.4.1.1.1.7.1. GRAY HAWK POWER CORPORATION
 Delaware corporation
 100% owned by Raptor Holdings Company

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.7.1.1. CEDAR BAY COGENERATION, INC.
 Delaware corporation
 100% owned by Gray Hawk Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.7.1.1.1. CEDAR BAY GENERATING COMPANY, L.P.
 Delaware partnership
 80% owned by Cedar Bay Cogeneration, Inc.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.7.2. PG&E MANAGEMENT SERVICES COMPANY
 California corporation
 100% owned by Raptor Holdings Company

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.8. RED TAIL POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.8.1. EVENDALE GENERATING COMPANY, L.P.
 Delaware partnership
 49% owned by Red Tail Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 2% is held by PG&E Generating Company

 1.2.2.4.1.1.1.9. TOYAN ENTERPRISES
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.9.1. INDIANTOWN PROJECT INVESTMENT PARTNERSHIP, L.P. Delaware partnership
 24.817% owned by Toyan Enterprises

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.9.2. INDIANTOWN COGENERATION, L.P.
 Delaware partnership
 30.05% owned by Toyan Enterprises
 19.95% owned by Indiantown Project Investment
Partnership, L.P.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.9.2.1. INDIANTOWN COGENERATION FUNDING CORPORATION
 Delaware corporation
 100% owned by Indiantown Cogeneration, L.P.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.10. SPRUCE POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.10.1. Spruce Limited Partnership
 Delaware partnership
 34% owned by Spruce Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.11. SYCAMORE POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.12. WILLOW POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.13. MERLIN POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.13.1. FELLOWS GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Merlin Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.14. OSPREY POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.14.1. MAGNOLIA POWER CORPORATION
 California corporation
 100% owned by Osprey Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.14.2. EAST SYRACUSE GENERATING COMPANY, L.P.
 Delaware partnership
 50% owned by Osprey Power Corporation
 50% owned by Magnolia Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.15. PACIFIC ENERGY SERVICES COMPANY
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.16. PELICAN POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

1.2.2.4.1.1.1.16.1. OKEELANTA POWER, LIMITED PARTNERSHIP
 Florida partnership
 37.54% owned by Pelican Power Corporation

 316 Royal Poinciana Plaza
 Palm Beach, FL 33480

 1.2.2.4.1.1.1.17. PEREGRINE POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.17.1. CHAMBERS COGENERATION, LIMITED
 PARTNERSHIP
 Delaware partnership
 50% owned by Peregrine Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.18. HARRIER POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.18.1. COLSTRIP ENERGY LIMITED PARTNERSHIP
 Montana partnership
 37.5% owned by Harrier Power Corporation
 37.5% owned by Spruce Limited Partnership

 314 N. Last Chance Gulch
 Helena, MT 59624

 1.2.2.4.1.1.1.19. HERON POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.19.1. GATOR GENERATING COMPANY, L.P.
 Delaware partnership
 79.2% owned by Heron Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.20. JAEGER POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.20.1. NORTHAMPTON GENERATING COMPANY, L.P.
 Delaware partnership
 50% owned by Jaeger Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.20.1.1. NORTHAMPTON FUEL SUPPLY COMPANY, INC.
 Delaware corporation
 100% owned by Northampton Generating
Company, L.P.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.20.1.2. NORTHAMPTON WATER SUPPLY, INC.
 Delaware corporation
 100% owned by Northampton Generating
Company, L.P.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814


 1.2.2.4.1.1.1.21. KESTREL POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor

 Bethesda, MD 20814

 1.2.2.4.1.1.1.22. GOSHAWK POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.22.1. SPRINGFIELD GENERATING COMPANY, L.P.
 Delaware partnership
 50% owned by Goshawk Power Corporation
 50% owned by Sycamore Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 Springfield Generating Company, L.P. also holds a 17.5% GP interest in MASSPOWER (see above).

 1.2.2.4.1.1.1.23. FALCON POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.23.1. SCRUBGRASS POWER CORP.
 Pennsylvania corporation
 100% owned by Falcon Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.23.2. SCRUBGRASS GENERATING COMPANY, L.P.
 Delaware partnership
 25.13% owned by Falcon Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 An additional 24.87% interest is owned by Scrubgrass Power Corp.

 1.2.2.4.1.1.1.23.2.1. CLEARFIELD PROPERTIES, INC.
 Delaware corporation
 100% owned by Scrubgrass Generating Company,
L.P.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.23.2.2. LEECHBURG PROPERTIES, INC.
 Delaware corporation
 100% owned by Scrubgrass Generating Company,
L.P.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.1.24. DOGWOOD POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.25. DOGWOOD POWER I CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.26. EUCALYPTUS POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.27. ELM POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.28. WHITE TAIL POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.29. JACARANDA POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.30. IBIS POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.31. BRODIA ENTERPRISES
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.31.1. WALLKILL GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Brodia Enterprises
 49% owned by Dogwood Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.32. BRODIA I ENTERPRISES
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.32.1. WALLKILL TRANSPORT COMPANY, L.P.
 Delaware partnership
 51% owned by Brodia I Enterprises
 49% owned by Dogwood I Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.33. CARACARA POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.33.1. LONGVIEW GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Caracara Power Corporation

 49% owned by Larch Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.34. COOPER'S HAWK POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.34.1. CITRUS GENERATING COMPANY, L.P.
 Delaware partnership
 49% owned by Cooper's Hawk Power Corporation
 49% owned by Eucalyptus Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 The 2% interest is held by PG&E Generating
Company

 1.2.2.4.1.1.1.35. CORMORANT POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.1.35.1. ROTTERDAM GENERATING COMPANY, L.P.
 Delaware partnership
 49% owned by Cormorant Power Corporation
 49% owned by Willow Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 2% interest is held by PG&E Generating
Company

 1.2.2.4.1.1.1.36. LARCH POWER CORPORATION
 Delaware Corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.1.37. BLACK HAWK I POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111


 1.2.2.4.1.1.1.38. PEACH II POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814


 1.2.2.4.1.1.1.39. LOON POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2. USGen Energy Group, LLC

 Delaware Limited Liability Company
 100% owned by U.S. Generating Company, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.1. BLACK HAWK POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

1.2.2.4.1.1.2.1.1. ATHENS GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Black Hawk Power Corporation
 49% owned by Peach I Power Corporation

 7500 Old Georgetown Rd., 13TH Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.2. BLACK HAWK III POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.2.2.1. LAKE ROAD GENERATING COMPANY, L.P.
 (formerly Richmond Generating Company, L.P.)
 Delaware partnership
 51% owned by Black Hawk III Power Corporation
 49% owned by Peach IV Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.3. HARLAN POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.2.3.1. UMATILLA GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Harlan Power Corporation
 49% owned by Juniper Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.4. PEACH I POWER CORPORATION
 Delaware Corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.5. PEACH IV POWER CORPORATION
 Delaware Corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.6. JUNIPER POWER CORPORATION
 Delaware Corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.7. PLOVER POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.2.7.1. MANTUA CREEK GENERATING COMPANY, L.P.
 (formerly SMITHBURG GENERATING COMPANY, L.P.)
 Delaware partnership
 51% owned by Plover Power Corporation
 49% owned by Beech Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.8. BEECH POWER CORPORATION
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.9. BLACK HAWK II POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.2.9.1 MILLENNIUM POWER PARTNERS, L.P.
 Delaware partnership
 51% owned by Black Hawk II Power Corporation
 49% owned by Peach III Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.2.10. PEACH III POWER CORPORATION
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.11. USGEN NEW ENGLAND, INC.
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13t Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.12. KENNERDELL POWER CORPORATION
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.12.1. KENNERDELL GENERATING COMPANY, LLC
 Delaware limited liability company
 99% owned by Kennerdell Power Corporation
 1% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.13. LA PALOMA POWER CORPORATION.
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.13.1. LA PALOMA GENERATING COMPANY, LLC
 Delaware limited liability company
 99% owned by La Paloma Power Corporation
 1% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.14. LIBERTY GENERATING CORPORATION
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.14.1. LIBERTY GENERATING COMPANY, LLC
 Delaware limited liability company
 99% owned by Liberty Generating Corporation
 1% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.15. OTAY MESA POWER CORPORATION
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.15.1. OTAY MESA GENERATING COMPANY, LLC
 Delaware limited liability company
 99% owned by Otay Mesa Power Corporation
 1% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.16. PORT CITIES POWER CORPORATION
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.2.16.1. PORT CITIES GENERATING COMPANY, LLC
 Delaware limited liability company
 99% owned by Port Cities Power Corporation
 1% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.3. USGen Services, LLC

 Delaware Limited Liability Company
 100% owned by U.S. Generating Company, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.3.1. J. MAKOWSKI PITTSFIELD, INC.
 Delaware corporation
 100% owned by USGen Services, LLC

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.3.2. J. MAKOWSKI SERVICES, INC.
 Delaware corporation
 100% owned by USGen Services, LLC

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.3.3. JMCS I MANAGEMENT, INC.
 Delaware corporation
 100% owned by USGen Services, LLC

 One Bowdoin Square

 Boston, MA 02114

 1.2.2.4.1.1.3.4. U.S. GENERATING (CANADA), LTD.
 (formerly J. Makowski (Canada), Ltd.)
 Canada corporation
 100% owned by USGen Services, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.3.5. USGEN FUEL SERVICES, INC.
 (formerly JMC Fuel Services, Inc.)
 Delaware corporation
 100% owned by USGen Services, LLC

 One Bowdoin Square
 Boston, MA 02114

 1.2.2.4.1.1.3.6. PG&E OPERATING SERVICES COMPANY
 California corporation
 100% owned by USGen Services, LLC

 100 Pine Street, 20th Floor
 San Francisco, CA 94111

 1.2.2.4.1.1.3.6.1. USOSC HOLDINGS, INC.
 Delaware corporation
 100% owned by PG&E Operating Services Company

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.3.6.2. U.S. OPERATING SERVICES COMPANY
 California partnership
 98% owned by PG&E Operating Services Company
 2% owned by USOSC Holdings, Inc.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.3.7. USGEN HOLDINGS, INC.
 Delaware corporation
 100% Owned by USGen Services, LLC

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.3.8. U.S. GENERATING COMPANY
 California partnership
 98% owned by USGen Services, LLC
 2% owned by USGen Holdings, Inc.

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

1.2.2.4.1.1.3.8.1. FIRST OREGON LAND CORPORATION
 Delaware corporation
 100% owned by U.S. Generating Company

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.3.8.2. TOPAZ POWER CORPORATION
 Delaware corporation
 100% owned by U.S. Generating Company

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.3.8.3. GARNET POWER CORPORATION
 Delaware corporation
 100% owned by U.S. Generating Company

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.1.3.8.3.1. CARNEYS POINT GENERATING COMPANY
 Delaware partnership
 50% owned by Topaz Power Corporation
 50% owned by Garnet Power Corporation

 7500 Old Georgetown Rd., 13th Floor
 Bethesda, MD 20814

 1.2.2.4.1.2. Gilia Enterprises
 California corporation
 100% owned by PG&E Generating Company

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E
Generating Company.

 1.2.2.4.1.3. Marengo Ranch Joint Venture
 63% owned by PG&E Generating Company
 1.3% owned by Gilia Enterprises

 4615 Cowell Blvd.
 Davis, CA 95616

 1.2.2.4.1.4. Rancho Murieta Joint Venture
 45% owned by PG&E Generating Company

 4615 Cowell Blvd.
 Davis, CA 95616

 1.2.2.4.1.5. 1701 Oak Partnership
 50% owned by PG&E Generating Company

 4615 Cowell Blvd.
 Davis, CA 95616

 1.2.2.4.1.6. 1801 Oak Partners
 50% owned by PG&E Generating Company

 4615 Cowell Blvd.
 Davis, CA 95616

 1.2.2.4.1.7. BPS I, Inc.
 California corporation
 100% owned by PG&E Generating Company

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly-owned, non-regulated real estate development subsidiary of PG&E Enterprises through its ownership of PG&E Generating Company.

 1.2.2.4.1.7.1. Solano Business Park Associates, L.P.
 California partnership
 50% owed by BPS I, Inc.

 4615 Cowell Blvd.
 Davis, CA 95616

 1.2.2.4.1.8. Alhambra Pacific (Joint Venture)
 California partnership
 80% owned by PG&E Generating Company
 20% owned by BPS I, Inc.

 4615 Cowell Blvd.
 Davis, CA 95616

 1.2.2.4.1.9. The Conaway Ranch Company
 California corporation
 100% owned by PG&E Generating Company

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E
Generating Company, in partnership with the Conaway
Conservancy Group, an existing California general partnership owning the Conaway Ranch.

 1.2.2.4.1.10. Conaway Conservancy Group Joint Venture
 California partnership
 70% by PG&E Generating Company
 30% by Conaway Ranch Company

 4615 Cowell Blvd.
 Davis, CA 95616

 1.2.2.4.1.11. DPR, Inc.
 California corporation
 100% owned by PG&E Generating Company

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E
Generating Company; general partner in a real estate partnership.

 1.2.2.4.1.12. Valley Real Estate, Inc.
 California corporation
 100% owned by PG&E Generating Company

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E
Generating Company; general partner in a real estate partnership.

 1.2.2.4.1.13. McSweeney Ranch Joint Venture
 California partnership
 50% owned by PG&E Generating Company

 4615 Cowell Blvd.
 Davis, CA 95616

 1.2.2.4.1.14. Oat Creek Associates Joint Venture
 California partnership
 50% owned by PG&E Generating Company
 50% owned by Gilia Enterprises

 4615 Cowell Blvd.
 Davis, CA 95616

1.2.2.4.1.15. PG&E Energy Trading - Power Holdings Corporation
(formerly Kite Power Corporation)
 California corporation
 100% owned by PG&E Generating Company

 7500 Old Georgetown Rd., Suite 1300
 Bethesda, MD 20814

 This corporation serves as the 2% sole general partner of PG&E Energy Trading - Power, L.P.

 1.2.2.4.1.15.1. PG&E ET Investments Corporation
 Delaware corporation
 100% owned by PG&E Energy Trading - Power Holdings
Corporation

 One Oak Park
 1020 N.E. Loop 410, Suite 700
 San Antonio, TX 78209

 This investment corporation owns the 98% limited partner interest in PG&E Energy Trading - Power,
L.P.

 1.2.2.4.1.15.1.1. PG&E Energy Trading-Power, L.P.
 Delaware limited partnership
 98% owned by PG&E ET Investments Corporation
 2% owned by PG&E Energy Trading - Power
Holdings Corporation

 7500 Old Georgetown Rd., Suite 1300
 Bethesda, MD 20814

 This limited partnership is engaged in electric power marketing and trading.

 1.2.2.4.1.16. PG&E International Inc.
 (formerly "PG&E Generating International Company")
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 PG&E International Inc., incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Generating company. PG&E
International Inc. is a holding company for overseas project companies.

 1.2.2.4.1.16.1. PG&E International Development Holdings, LLC
 Delaware corporation
 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly-owned subsidiary of PG&E International, Inc., incorporated under the laws of the State of Delaware, formed to own and sell an Australian pipeline development company.

 1.2.2.4.1.16.2. Gannet Power Corporation
 California corporation
 100% owned by PG&E International Inc.

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 1.2.2.4.1.16.3. PG&E Overseas Holdings I, LTD.
 Cayman Islands Company
 100% owned by PG&E International Inc.

 P.O. Box 309, George Town
 Grand Cayman, Cayman Islands, BWI

 A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E
Generating Company and PG&E International, Inc.
Holding Company for PG&E Overseas Holdings II,
Ltd.

 1.2.2.4.1.16.3.1. PG&E Overseas Holdings II, Ltd.
 Labuan Company

 Unit Level 9(A2), Main Office Tower
 Financial Park Labuan, Jalan Merdeka
 87000 W.P. Labuan
 Malaysia

 100% owned by PG&E Overseas Holdings I, LTD.

 A wholly-owned, non-regulated indirect
subsidiary of PG&E Enterprises through its ownership of PG&E Generating Company, PG&E
International, Inc., and PG&E Overseas Holdings
I, Ltd.

 1.2.2.4.1.16.3.1.1. PG&E Corporation Australian Holdings

 Pty, Ltd.(formerly PGT Nominees Pty Ltd)

 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland  4000
 Australia

 PG&E Corporation Australian Holdings Pty,
Ltd., incorporated under the laws of
Australia, is a wholly owned subsidiary of PG&E Overseas Holdings II, Ltd. PG&E
Corporation Australian Holdings Pty, Ltd. was created in anticipation of the expansion of business operations in Australia.

 1.2.2.4.1.16.3.1.1.1. PG&E Gas Transmission Australia Pty Ltd.
 (formerly PGT Australia Pty Ltd.)

 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Australia Pty Ltd., incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E
Corporation Australian Holdings Pty, Ltd.
PG&E Gas Transmission Australia Pty Ltd. was formed to pursue new business development opportunities in Australia. PG&E Gas
Transmission Australia Pty Ltd. also acts as
Trustee of PG&E Queensland Unit Trust (see below).

 1.2.2.4.1.16.3.1.1.2. PG&E Gas Transmission Queensland Pty Ltd
 (formerly PGT Queensland Pty Ltd)
 (GTQ)
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 GTQ, incorporated under the laws of
Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty,
Ltd. GTQ operated a natural gas pipeline and associated facilities in Australia capable of transporting natural gas within the State of Queensland. GTQ also owns one percent of the beneficial interest of PG&E
Queensland Unit Trust.

 1.2.2.4.1.16.3.1.1.3. PG&E Gas Transmission Unit Holdings Pty Ltd (formerly PGT Victoria Pty Ltd.) (GTUH)
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 GTUH, incorporated under the laws of
Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty,
Ltd. GTUH was created in anticipation of the expansion of business operations in Australia. GTUH owns 99 percent of the beneficial interest of PG&E Queensland Unit
Trust.

 1.2.2.4.1.16.3.1.1.4. PGT Western Australia Pty Ltd
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PGT Western Australia Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E Corporation
Australian Holdings Pty, Ltd.  PGT Western
Australia Pty Ltd was created in
anticipation of the expansion of business operations in Australia.

 1.2.2.4.1.16.3.1.1.5. PG&E Energy Trading Australia Pty Ltd
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Energy Trading Australia Pty Ltd,
incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E
Corporation Australian Holdings Pty, Ltd.
PG&E Energy Trading Australia Pty Ltd sells natural gas and provides energy services.

 1.2.2.4.1.16.3.1.1.6. PG&E Corporation Australia Pty Ltd.
 (formerly PGT Australia Pty Ltd.)
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Corporation Australia Pty Ltd.,
incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E
Corporation Australian Holdings Pty, Ltd.
PG&E Corporation Australia Pty Ltd.
provides corporate services.

 1.2.2.4.1.16.4. PG&E Gas Transmission Bundaberg Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Bundaberg Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.2.4.1.16.5. PG&E Gas Transmission WA Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission WA Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc. and was created to develop projects.

 1.2.2.4.1.16.6. PG&E Gas Transmission Townsville Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Townsville Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International
Inc. and was created to develop projects.

 1.2.2.4.1.16.7. PG&E Gas Transmission Project 4 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Project 4 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International
Inc. and was created to develop projects.

 1.2.2.4.1.16.8. PG&E Gas Transmission Project 6 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Project 6 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International
Inc. and was created to develop projects.

 1.2.2.4.1.16.9. PG&E Gas Transmission Project 9 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Project 9 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International
Inc. and was created to develop projects.

 1.2.2.4.1.16.10. PG&E Gas Transmission Project 10 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Project 10 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International
Inc. and was created to develop projects.

 1.2.2.4.1.16.11. PG&E Gas Transmission Project 11 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Project 11 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International
Inc. and was created to develop projects.

 1.2.2.4.1.16.12. PG&E Gas Transmission Project 12 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Project 12 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International
Inc. and was created to develop projects.

 1.2.2.4.1.16.13. PG&E Gas Transmission Project 13 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

 PG&E Gas Transmission Project 13 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International
Inc. and was created to develop projects.

 1.2.2.4.1.16.14. Rocksavage Services I, Inc.
 100% owned by PG&E International Inc.

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 1.2.2.4.2. PG&E Overseas, Inc.
 California corporation
 100% owned by PG&E Enterprises

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly-owned, non-regulated subsidiary of PG&E
Enterprises; U.S. shareholder of PG&E Overseas, Ltd.
and PG&E Overseas II, Ltd.

 1.2.2.4.2.1. PG&E Australia
 California corporation
 100% owned by PG&E Overseas, Inc.

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly-owned, non-regulated indirect subsidiary of PG&E Enterprises through its ownership of PG&E
Overseas, Inc. for business development in Australia.

 1.2.2.4.2.2. PG&E Overseas, Ltd.
 Cayman Islands company

 Maples & Calder
 P.O. Box 309
 George Town, Grand Cayman
 Cayman Islands, B.W.I.

 A wholly-owned, indirect subsidiary of PG&E
Enterprises through its ownership of PG&E Overseas, Inc.; holding company for PG&E Pacific I, Ltd. and
PG&E Pacific II, Ltd.

 1.2.2.4.2.2.1. PG&E Pacific I, Ltd.
 Cayman Islands company

 Maples & Calder
 P.O. Box 309
 George Town, Grand Cayman
 Cayman Islands, B.W.I.

 A non-regulated indirect subsidiary of PG&E
Enterprises through its ownership of PG&E Overseas
Inc.; an overseas distribution company of PG&E
Overseas, Ltd.

 1.2.2.4.2.2.2. PG&E Pacific II, Ltd.
 Cayman Islands company

 Maples & Calder
 P.O. Box 309
 George Town, Grand Cayman
 Cayman Islands, B.W.I.

 A non-regulated indirect subsidiary of PG&E
Enterprises through its ownership of PG&E Overseas
Inc.; an overseas distribution company of PG&E
Overseas, Ltd.

 1.2.2.4.3. Quantum Ventures
 California corporation
 100% owned by Enterprises

 One Market, Spear Tower, Suite 2400
 San Francisco, CA 94105

 A wholly-owned, non-regulated subsidiary of PG&E
Enterprises; holding company for PG&E Energy Services
Corporation.

 1.2.2.4.3.1. PG&E Energy Services Corporation
 (formerly Vantus Energy Corporation)
 California corporation
 100% owned by Quantum Ventures

 345 California Street, Suite 2600
 San Francisco, CA 94104

 1.2.2.4.3.1.1. PG&E Billing Management Corporation
 Delaware corporation
 100% owned by PG&E Energy Services Corporation

 c/o Corporation Service Company
 1013 Centre Road
Wilmington, DE 19805

 1.2.2.4.3.1.2. PG&E Energy Services, Energy Trading Corporation
 (formerly Vantus Power Services)
 California corporation
 100% owned by PG&E Energy Services Corporation

 345 California Street, Suite 2600
 San Francisco, CA 94104

 1.2.2.4.3.1.3. Barakat & Chamberlin, Inc.
 California Corporation
 100% owned by PG&E Energy Services Corporation

 345 California Street, Suite 2600
 San Francisco, CA 94104

 1.2.2.4.3.1.3.1. Creston Financial
 California Corporation
 100% owned by Barakat & Chamberlin, Inc.

 345 California Street, Suite 2600
 San Francisco, CA 94104

 1.2.2.4.3.1.4. PGCH, Inc.
 Delaware Corporation
 50% owned by PG&E Energy Services Corporation

 c/o The Corporation Trust Company
 1209 Orange Street
 Wilmington, DE 19801

1.2.2.5. PG&E Gas Transmission, Texas Corporation (GTT)
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

GTT, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E
Diversified Investments, Inc. GTT is a holding company for businesses owning Texas natural gas pipelines, natural gas storage facilities, and natural gas processing plants.

1.2.2.5.1. PG&E Texas Natural Gas Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Natural Gas Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of GTT. PG&E Texas Natural Gas Company is a holding company and serves as a general partner of PG&E Texas Gas Partners, L.P., PG&E Texas Management
Partnership, L.P., and PG&E-Tex, L.P.

1.2.2.5.1.1. PG&E Texas Pipeline Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Pipeline Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Texas Pipeline Company serves as a general partner of PG&E Texas Pipeline, L.P. and PG&E Texas LDC, L.P.

1.2.2.5.1.1.1. VT Company
1201 North Market Street
Wilmington, DE 19899

VT Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Pipeline Company. VT Company owns a limited partnership interest in PG&E Texas Gas
Partners, L.P.

1.2.2.5.1.1.2. PG&E Texas Gas Partners, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Gas Partners, L.P., formed under the laws of the State of Delaware, is owned 49.3% by PG&E Texas Pipeline Company, 46.7% by VT Company,
2.7% by PG&E Hydrocarbons Company, 0.3% by PG&E
Texas Energy Company, and 1% by PG&E Texas Natural
Gas Company. PG&E Texas Gas Partners, L.P. is a natural gas holding company.

1.2.2.5.1.1.2.1. PG&E-Tex, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E-Tex, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas
Gas Partners, L.P., and 1% by PG&E Texas Natural
Gas Company. PG&E-Tex, L.P. owns, operates, and leases gas-related facilities.

1.2.2.5.1.1.2.2. PG&E Texas Management Partnership, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Management Partnership, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Gas Partners, L.P., and
1% by PG&E Texas Natural Gas Company.  PG&E
Texas Management Partnership, L.P. serves as a limited partner of PG&E Hydrocarbons, L.P., PG&E
NGL Marketing, L.P., PG&E Texas Pipeline, L.P.,
PG&E Texas LDC, L.P., PG&E Reata Energy, L.P.,
PG&E Rivercity Energy, L.P., PG&E Texas VGM,
L.P., and PG&E Texas Industrial Energy, L.P.

1.2.2.5.1.1.2.2.1. PG&E Hydrocarbons, L.P.
One Oak Park

1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Hydrocarbons, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by
PG&E Hydrocarbons Company.  PG&E Hydrocarbons,
L.P. processes natural gas.

1.2.2.5.1.1.2.2.2. PG&E NGL Marketing, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E NGL Marketing, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by
PG&E Hydrocarbons Company.  PG&E NGL Marketing,
L.P. owns natural gas pipelines and markets natural gas liquids.

1.2.2.5.1.1.2.2.3. PG&E Texas Pipeline, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Pipeline, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Texas Pipeline Company. PG&E Texas
Pipeline, L.P. owns and operates natural gas pipelines and related assets.

1.2.2.5.1.1.2.2.3.1. PG&E West Texas Pipeline Company
One Oak Park
1020 N. E. Loop 410
Suite 700
San Antonio, TX 78209

PG&E West Texas Pipeline Company, a Texas joint venture, is 50% owned by PG&E Texas
Pipeline, L.P., and 50% owned by PG&E Gas
Transmission Teco, Inc.  PG&E  West Texas
Pipeline Company operates natural gas
pipelines.

1.2.2.5.1.1.2.2.4.PG&E Texas LDC, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas LDC, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by
PG&E Texas Pipeline Company.

PG&E Texas LDC, L.P. is engaged in natural gas intrastate transmission.

1.2.2.5.1.1.2.2.5. PG&E Reata Energy, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Reata Energy, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by
PG&E Texas Energy Company.  PG&E Reata Energy,
L.P. markets gas.

1.2.2.5.1.1.2.2.6. PG&E Rivercity Energy, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Rivercity Energy, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by PG&E Texas Energy Company. PG&E Rivercity
Energy, L.P. markets gas.

1.2.2.5.1.1.2.2.7. PG&E Texas VGM, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas VGM, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by
PG&E Energy Trading Holdings Corporation.
PG&E Texas VGM, L.P. markets gas.

1.2.2.5.1.1.2.2.8. PG&E Texas Industrial Energy, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Industrial Energy, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management
Partnership, L.P. and 1% by PG&E Texas Energy
Company.  PG&E Texas Industrial Energy, L.P.
markets gas.

1.2.2.5.1.2. PG&E Hydrocarbons Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Hydrocarbons Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Hydrocarbons Company serves as a general partner of PG&E Hydrocarbons, L.P. and PG&E NGL Marketing, L.P.

1.2.2.5.1.3. PG&E Texas Field Services Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Field Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Texas Field Services Company is engaged in gas gathering and related services.

1.2.2.5.1.4. PG&E Texas Gas Storage Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Gas Storage Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Texas Gas Storage Company leases a gas storage cavern.

1.2.2.5.1.5. PG&E Texas Hub Services Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Hub Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Texas Hub Services Company provides title transfer tracking service for the Kansas City Board of Trade.

1.2.2.5.1.6. PG&E Energy Trading Holdings Corporation
One Oak Park

1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Energy Trading Holdings Corporation, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural
Gas Company. PG&E Energy Trading Holdings Corporation serves as a general partner of PG&E Texas VGM, L.P.

1.2.2.5.1.6.1. PG&E Texas Energy Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Energy Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Energy Trading Holdings
Corporation. PG&E Texas Energy Company serves as a general partner of PG&E Reata Energy, L.P., PG&E
Rivercity Energy, L.P., and PG&E Texas Industrial
Energy, L.P.

1.2.2.5.2. PG&E Texas Management Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Management Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of GTT. PG&E Texas Management Company provides administrative services.

1.2.2.6. PG&E Gas Transmission Teco, Inc.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Gas Transmission Teco, Inc., incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Diversified Investments, Inc. PG&E
Gas Transmission Teco, Inc. has investments in natural gas pipelines, and gas gathering and processing facilities.

1.2.2.6.1. Teco Gas Gathering Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Gas Gathering Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. and is in the gas gathering business.

1.2.2.6.2. Teco Gas Marketing Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Gas Marketing Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. Teco
Gas Marketing Company markets gas.

1.2.2.6.3. Teco Gas Processing Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Gas Processing Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. and processes gas.

1.2.2.6.3.1. Three Rivers Gas Gathering Company, L.L.C.

One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Three Rivers Gas Gathering Company, L.L.C., incorporated under the laws of the State of Delaware, is 50% owned by Teco Gas Processing
Company and 50% owned by Houston Pipe Line Company.
Three Rivers Gas Gathering Company, L.L.C.
purchases, sells, processes, and gathers natural gas.

1.2.2.6.4. Teco Gas Services Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Gas Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. Teco Gas Services
Company markets gas.

1.2.2.6.4.1. San Jacinto Industrial Gas Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

San Jacinto Industrial Gas Company, a Texas general partnership, is owned 50% by Teco Gas Services
Company and 50% by Duke Energy Field Services Inc.
(not affiliated with Claimant).  San Jacinto
Industrial Gas Company is engaged in natural gas marketing.

1.2.2.6.5. Teco Industrial Gas Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Industrial Gas Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. Teco
Industrial Gas Company serves as a 50% general partner in San Jacinto Gas Transmission Company.

1.2.2.6.5.1. San Jacinto Gas Transmission Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

San Jacinto Gas Transmission Company, a Texas general partnership, is owned 50% by Teco Industrial Gas
Company and 50% by Centana Intrastate Pipeline
Company and it owns an intrastate pipeline.

1.2.2.6.6. MidTexas Pipeline Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

MidTexas Pipeline Company, a Texas general partnership, is owned 50% by PG&E Gas Transmission
Teco, Inc. and 50% by Houston Pipe Line Company (not affiliated with Claimant). MidTexas Pipeline Company owns an intrastate natural gas pipeline.

1.2.2.6.7. Jackson County Pipeline System
[also known as "Toro Grande" and "Edna (Campeon)
System"]
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Jackson County Pipeline System, a Texas joint venture, is owned 50% by PG&E Gas Transmission Teco, Inc. and

50% by Gateway Energy Corporation (not affiliated with
Claimant). Jackson County Pipeline System owns an intrastate natural gas pipeline and gathering system.

1.2.2.6.8. PG&E West Texas Pipeline Company
One Oak Park
1020 N.E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E West Texas Pipeline Company, a Texas joint venture, is 50% owned by PG&E Texas Pipeline, L.P. and 50% owned by PG&E Gas Transmission Teco, Inc. PG&E
West Texas Pipeline Company operates natural gas pipelines.

1.2.2.7. PG&E Energy Trading - Gas Corporation
1100 Louisiana, Suite 1000
Houston, Texas 77002

PG&E Energy Trading - Gas Corporation, incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Diversified Investments, Inc. PG&E
Energy Trading - Gas Corporation purchases and resells energy commodities and related financial instruments.

1.2.2.7.1. PG&E Energy Trading, Canada Corporation
335 Eighth Avenue, S.W. Suite 1740
Calgary, Alberta T2P 1CP
Canada

PG&E Energy Trading, Canada Corporation, incorporated in the province of Alberta, Canada, is a wholly owned subsidiary of PG&E Energy Trading - Gas Corporation.
PG&E Energy Trading, Canada Corporation markets and trades natural gas in Canada.

1.2.2.7.1.1. CEG Energy Options Inc.
2366 Avenue C North, Suite 101
Saskatoon, Saskatchewan S7L 5X5
Canada

CEG Energy Options Inc., incorporated in the province of Saskatchewan, Canada, is a wholly owned subsidiary of PG&E Energy Trading, Canada Corporation. CEG
Energy Options Inc. markets natural gas in Canada.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

2.1. Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding Company Act of 1935 and do not own any such properties.

 2.2 Pacific Gas and Electric Company is a public utility company. Pacific Gas and Electric Company owns and operates the following generation plants, all located in California:

                                                        Net Operating
Generation               County            Number of     Capacity in
Type                     Location          Units        Kilowatts (kW)(2)
==========               ========          =========    =============
Hydroelectric:
Conventional Plants      16 counties
                         in Northern
                         and Central
                         California              109        2,698,100
Helms Pumped
Storage Plant            Fresno                    3        1,212,000
                                                ----       ----------
Hydroelectric
Subtotal                                         112        3,910,100
                                                ----       ----------
Steam Plants:
Contra Costa(1)          Contra Costa              2          680,000
Humboldt Bay             Humboldt                  2          105,000
Hunters Point            San Francisco             3          377,000
Pittsburg(1)             Contra Costa              7        2,022,000
Potrero(1)               San Francisco             1          207,000
                                                ----        ----------
Steam Subtotal                                    15        3,391,000
                                                 ----      ----------
Combustion Turbines:
Hunters Point            San Francisco             1           52,000
Potrero(1)               San Francisco             3          156,000
Mobile Turbines(3)       Humboldt and
                         Mendocino                 3           45,000
Combustion Turbines                             ----       ----------
Subtotal                                           7          253,000
                                                ----       ----------
Geothermal:
The Geysers Power
Plant(1)(4)              Sonoma and Lake          14        1,224,000

Nuclear:
Diablo Canyon            San Luis Obispo           2        2,160,000
                                                ----       ----------
Total                                            150       10,938,100
                                                ====       ==========

(1) In 1998, Pacific Gas and Electric Company entered into agreements to sell these power plants and its geothermal facilities in connection with electric industry restructuring.
(2) In July 1998, Pacific Gas and Electric Company sold three power plants with an total of 2,645 megawatts
(MW).
(3) Listed to show capability; subject to relocation within the system as required.
(4) The Geysers Power Plant net operating capacity is based on adequate geothermal steam supply conditions.
(Present steam conditions prevent the units from operating at full operating capacity.)


 Pacific Gas and Electric Company's electric transmission system consists of approximately 18,624 circuit miles of interconnected transmission lines of 60 kilovolts (kV) to 500 kV and transmission substations having a capacity of approximately 39,565,906 kilovolt-amperes (kVa). The operation of the transmission system in California, including facilities owned by Pacific Gas and Electric
Company, is under the control of the Independent System
Operator (ISO) in connection with electric industry restructuring. Pacific Gas and Electric Company's electric distribution system consists of approximately
112,080 circuit miles of distribution lines and distribution substations having a capacity of approximately 23,575,800 kVa.

 Pacific Gas and Electric Company owns and operates an integrated gas transmission, storage, and distribution system in California. Pacific Gas and Electric Company's natural gas facilities consist of approximately 5,706 miles of transmission pipelines, three gas storage facilities and approximately 37,023 miles of gas distribution lines.


3. The following information for the year ending December 31, 1998 with respect to claimant and each of its subsidiary public utility companies:

a) Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.
b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

3.1. Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding Company Act of
1935.

3.2. Pacific Gas and Electric Company is a public utility company located in the State of California.

Pacific Gas and Electric Company           Year
(in millions)                             ending
                                         12/31/98
                                       ------------

Number of kwh of electric energy
sold at retail or wholesale                 77,884

Number of Mcf of natural or
manufactured gas distributed
at retail                                      692

Number of kwh of electric energy
distributed at retail outside
the State                                        0

Number of Mcf of natural or
manufactured gas distributed at
retail outside the State                         0

Number of kwh of electric energy
sold at wholesale outside the
State or at the State line                     150

Number of Mcf of natural or
manufactured gas sold at wholesale
outside the State or at the State
line                                            37

Number of kwh of electric energy
purchased outside the State or
at the State line                            1,894

Number of Mcf of natural or
manufactured gas purchased outside
the State or at the State line                 420

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.
b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.
c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.
d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.


4.1. PITTSFIELD GENERATING COMPANY, L.P.
 (formerly ALTRESCO PITTSFIELD, L.P.) [EWG]

a) Pittsfield Generating Company, L.P.
 235 Merrill Road
 Pittsfield, MA 01202

 Pittsfield Generating Company, L.P. is a 165 megawatt (MW) combined cycle, natural gas-fired cogeneration facility
(the "Facility") selling power to Commonwealth Electric
Company, Cambridge Electric Company, and New England Power and selling steam to General Electric Company.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of US Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 89% of Beale
Generating Company (formerly J. Makowski Company, Inc.), which owns 100% of JMC Altresco, Inc., which through its subsidiaries, Altresco, Inc. (99% GP) and Pittsfield
Partners, Inc. (1% L.P.), owns 100% of Pittsfield
Generating Company, L.P.

c) J. Makowski Company, Inc. acquired Pittsfield Generating
Company, L.P. for $4,330,000, plus liabilities valued at $3,092,000 for a total investment of $7,422,000 on September 21, 1993. The Facility went into commercial operation on September 1, 1990. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale
Generating Company.

d) Capitalization or total equity as of December 31, 1998 =
$16,205,848
 Net income for the twelve months ended December 31, 1998 =
$1,380,668

e) U.S. Operating Services Company provides operations and maintenance services to Pittsfield Generating Company, L.P. U.S. Operating Services Company earns a base fee of $400,000 per annum plus performance bonuses, together with reimbursement of its direct costs.

 Pittsfield Generating Company, L.P. has gas enabling agreements with Selkirk Cogen Partners, PG&E Energy

Trading - Gas Corporation, and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

 Pittsfield Generating Company, L.P. has a fuel transportation agreement with Berkshire Gas Company, an unaffiliated entity which leases a section of pipeline serving the Facility from Berkshire Feedline Acquisition,
L.P. Berkshire Feedline Acquisition, L.P. receives lease payments of approximately $1.8 million per annum on this section of pipeline.

 Pittsfield Generating Company, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


4.2. SELKIRK COGEN PARTNERS, L.P. [EWG]

a) Selkirk Cogen Partners, L.P.
 Box 160
 Feura Bush, NY 12067

 Selkirk Cogen Partners, L.P. Unit I is an 80 MW natural gas fired dispatchable cogeneration facility selling power to Niagara Mohawk Power Corporation. Selkirk Cogen
Partners, L.P. Unit II is a 265 MW natural gas fired dispatchable cogeneration facility (Unit I and Unit II together, the "Facility") selling power to Consolidated
Edison Company of New York, Inc.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of US Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 89% of Beale
Generating Company (formerly J. Makowski Company, Inc.), which owns 100% of JMC Selkirk Holdings, Inc., which owns
100% of JMC Selkirk, Inc.  JMC Selkirk, Inc., through its
46.57% limited partnership interest in PentaGen Investors, L.P. and through its 100% interest JMCS I Holdings, Inc.
(which in turn holds another 3.43% general and limited partnership interest in PentaGen Investors, L.P.), owns
50% of PentaGen's 57.6% interest in Selkirk Cogen
Partners, L.P. JMC Selkirk, Inc. also holds a 22.4% direct interest in Selkirk Cogen Partners, L.P.

c) JMC Selkirk, Inc. and PentaGen Investors, L.P. made equity contributions of $1,058,355 and $3,666,445, respectively, on October 21, 1992. Unit I of the Facility went into commercial operation on April 17, 1992. Unit II of the Facility went into commercial operation on September 1, 1994. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J. Makowski Company, Inc.

d) Capitalization or total equity as of December 31, 1998 =
($46,810,489).
 Net income for the twelve months ended December 31, 1998 =
$16,321,704.

e) JMCS I Management, Inc. provides administrative services to Selkirk Cogen Partners, L.P. JMCS I Management, Inc.
charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead, and profit.

 Selkirk Cogen Partners, L.P. has gas enabling agreements with PG&E Energy Trading - Gas Corporation, Pittsfield
Generating Company, MASSPOWER, and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

 Selkirk Cogen Partners, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


4.3. KEYSTONE URBAN RENEWAL LIMITED PARTNERSHIP [EWG]

a) Keystone Urban Renewal Limited Partnership
 Box 169-C, Route 130 South, Swedesboro, NJ 08085

 Keystone Urban Renewal Limited Partnership is a 225 MW pulverized coal-fired dispatchable generation facility
(the "Facility") selling power to Atlantic Energy Company.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% of Eagle Power
Corporation, which owns a 50% combined general and limited partnership interest in Keystone Cogeneration Company, L.P., which owns a 99% interest in Keystone Urban Renewal
Limited Partnership. The other 1% interest is held by Granite Generating Company, L.P., which is also 50% owned by PG&E Corporation through Enterprises and other subsidiaries.

c) Eagle Power Corporation made a capital contribution of $50 to Keystone Urban Renewal Limited Partnership on September 13, 1991. Enterprises, through PG&E Generating Company,
U.S. Generating Company, LLC, USGen Power Group, LLC, and Eagle Power Corporation, owns a 50% interest in Keystone Urban Renewal Limited Partnership which owns the Facility and leases it to Logan Generating Company, L.P. The
Facility went into commercial operation on September 22, 1994.

d) Capitalization or total equity as of December 31, 1998 =
$100.
 Net income after taxes for the twelve months ended
December 31, 1998 = $0.

e) None.


4.4. LOGAN GENERATING COMPANY, L.P. [EWG]

a) Logan Generating Company, L.P.
 Box 169-C, Route 130 South, Swedesboro, NJ 08085

 Logan Generating Company, L.P. is a 225 MW pulverized coal fired dispatchable generation facility (the "Facility") selling power to Atlantic Electric Company.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% of Eagle Power
Corporation, owns a 50% general and limited partnership interest in Logan Generating Company, L.P.

c) Eagle Power Corporation made a capital contribution of $36,249,978 to Logan Generating Company, L.P. on October
31, 1994.  Enterprises, through PG&E Generating Company,
U.S. Generating Company, LLC, USGen Power Group, LLC, and
Eagle Power Corporation, owns a 50% interest in Logan
Generating Company, L.P. which leases the Facility from Keystone Urban Renewal Limited Partnership. The Facility went into commercial operation on September 22, 1994.

d) Capitalization or total equity as of December 31, 1998 =
$71,828,073.

 Net income after taxes for the twelve months ended
December 31, 1998 = $16,825,130.

e) U.S. Generating Company provides management services to Logan Generating Company, L.P. U.S. Generating Company earns a base fee of $400,000 per annum.

 U.S. Operating Services Company provides operations and maintenance services to Logan Generating Company, L.P.
U.S. Operating Services Company earns a base fee of $500,000 per annum plus performance bonuses.

 Logan Generating Company, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


4.5. HERMISTON GENERATING COMPANY, L.P. [EWG]

a) Hermiston Generating Company, L.P.
 Box 930, Hermiston, OR 97838

 Hermiston Generating Company, L.P. is a 474 MW natural gas fired dispatchable cogeneration facility (the "Facility") selling power to PacifiCorp. PacifiCorp owns a 50% undivided interest in the Facility.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% each of Larkspur Power Corporation and Buckeye Power Corporation, which owns an 80% and 20% interest, respectively, in Hermiston Generating Company, L.P.

c) Larkspur Power Corporation made a capital contribution of $30,852,148 to Hermiston Generating Company, L.P. on
October 30, 1996. Buckeye Power Corporation made a capital contribution of $7,713,037 to Hermiston Generating Company, L.P. on October 30, 1996. Enterprises, through PG&E Generating Company, U.S. Generating Company, LLC,
USGen Power Group, LLC, Larkspur Power Corporation, and Buckeye Power Corporation, owns a 100% interest in Hermiston Generating Company, L.P. which owns a 50% undivided interest in the Facility. The Facility went into commercial operation on July 1, 1996.

d) Capitalization or total equity as of December 31, 1998 =
$46,580,525
 Net income for the twelve months ended December 31, 1998 =
$10,995,122

e) U.S. Generating Company provides management services to Hermiston Generating Company, L.P. U.S. Generating
Company earns a base fee of $250,000 per annum.

 U.S. Operating Services Company provides operations and maintenance services to Hermiston Generating Company, L.P.
U.S. Operating Services Company earns a base fee of $900,000 per annum plus performance bonuses.

 PG&E Gas Transmission, Northwest Corporation provides gas transmission services to Hermiston Generating Company, L.P. PG&E Gas Transmission, Northwest Corporation earns a fixed and variable charge based upon the volume of gas transported resulting in revenues of $1.2 million for the year-ended December 31, 1998.


 4.6.   MASSPOWER [EWG]

a) MASSPOWER
 750 Worcester Street
 Indian Orchard, MA 01151

 MASSPOWER, Inc. is a 30% general partner in MASSPOWER.
Springfield Generating Company, L.P. is a 17.5% general partner in MASSPOWER. MASSPOWER is a 240 MW natural gas-fired combined cycle cogeneration facility located in Springfield, MA, selling power to Western Massachusetts
Electric Company, Boston Edison Company, Commonwealth
Electric Company and Massachusetts Municipal Wholesale
Electric Company, and selling steam to Monsanto Company.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of US Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 89.1% of Beale
Generating Company (formerly J. Makowski Company, Inc.)
which owns 100% of MASSPOWER, Inc., which owns 30% of MASSPOWER. USGen Power Group, LLC also owns 100% of
Sycamore Power Corporation and 100% of Goshawk Power
Corporation. Sycamore Power Corporation is a 50% general partner and Goshawk Power Corporation is a 49% general partner and a 1% limited partner in Springfield Generating
Company, L.P., which owns 17.5% of MASSPOWER.

c) Capitalization or total equity as of December 31, 1998 =
$24,694,507

d) Net income for the twelve months ended December 31, 1998 =
$14,015,992

e) J. Makowski Services, Inc. provides administrative services to MASSSPOWER. J. Makowski Services, Inc.
charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead and profit.

MASSPOWER has gas enabling agreements with Selkirk Cogen
Partners, L.P., Pittsfield Generating Company, L.P., USGen
Fuel Services, Inc. and PG&E Energy Trading - Gas
Corporation pursuant to which it may enter into non firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

 MASSPOWER has an enabling agreement with PG&E Energy
Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


4.7.   MILLENNIUM POWER PARTNERS, L.P. [EWG]

a) Millennium Power Partners, L.P.
 One Bowdoin Square
 Boston, MA 02114

 Peach III Power Corporation is a 49% general partner in Millennium Power Partners, L.P. Black Hawk II Power
Corporation is a 49% general partner and a 2% limited partner in Millennium Power Partners, L.P. Millennium
Power Partners, L.P. is currently under construction, with commercial operation expected in the summer of 2000.
Millennium Power Partners, L.P. will be a nominal 360 MW natural gas-fired combined cycle merchant power facility which anticipates selling power into the New England Power
Pool on a spot basis as well as under short-to medium-term bilateral contracts.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Energy Group, LLC, which owns 100% of both Peach
III Power Corporation and Black Hawk II Power Corporation.
Peach III Power Corporation is a 49% general partner and Black Hawk II Power Corporation is a 49% general partner and 2% limited partner in Millennium Power Partners, L.P.

c) Capitalization or total equity as of December 31, 1998 =
$0

d) Net income for the twelve months ended December 31, 1998 =
$0

e) None


4.8.   CEDAR BAY GENERATING COMPANY, L.P.

a) Cedar Bay Generating Company, L.P.
 9640 Eastport Road
 Jacksonville, FL 32218

 Cedar Bay Cogeneration, Inc. owns 80% of Cedar Bay
Generating Company, L.P.  Cedar Bay Generating Company,
L.P. owns and operates a 250MW coal-fired electric generating facility in Jacksonville, Florida, selling power to Florida Power & Light Company, and selling steam to Stone Container Corporation.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% of Raptor
Holdings Company, which owns 80.1% of Gray Hawk Power
Corporation, which owns 100% of Cedar Bay Cogeneration,
Inc., which owns 80% of Cedar Bay Generating Company,
L.P..

c) Capitalization or total equity as of December 31, 1998 =
$(1,605,553)

d) Net loss for the twelve months ended December 31, 1998 =
$(22,854,826)

e) U.S. Generating Company provides management services to Cedar Bay Generating Company, L.P. U.S. Generating
Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Cedar Bay Generating Company, L.P.
U.S. Operating Services Company charges a contractual amount for their services.


4.9.   NORTHAMPTON GENERATING COMPANY, L.P.

a) Northampton Generating Company, L.P.
 One Horwith Drive
 Northampton, PA 18067

 Jaeger Power Corporation owns 50% of Northampton
Generating Company, L.P.  Northampton Generating Company,
L.P. owns and operates an approximately 98MW anthracite waste coal-fired electric generating facility in Northampton, Pennsylvania, selling power to Metropolitan
Edison Company, and selling steam to unrelated industrial operations.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% of Jaeger Power
Corporation, which owns 50% of Northampton Generating
Company, L.P..

c) Capitalization or total equity as of December 31, 1998 =
$38,436,736

d) Net income for the twelve months ended December 31, 1998 =
$3,826,965

e) U.S. Generating Company provides management services to Northampton Generating Company, L.P. U.S. Generating
Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Northampton Generating Company, L.P. U.S. Operating Services Company charges a contractual amount for their services.


4.10.  SCRUBGRASS GENERATING COMPANY, L.P.

a) Scrubgrass Generating Company, L.P.
 RR1 Lisbon Road
 Kennerdell, PA 16374

 Falcon Power Corporation is a 25.13% general partner in Scrubgrass Generating Company, L.P. Scrubgrass Power
Corp. is a 24.87% general partner in Scrubgrass Generating
Company, L.P. Scrubgrass Generating Company, L.P. leases a 87MW waste coal-fired electric generating facility in Venango County, Pennsylvania, to Buzzard Power
Corporation.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% of Falcon Power
Corporation, which owns 100% of Scrubgrass Power Corp., who together own 50% of Scrubgrass Generating Company, L.P..

c) Capitalization or total equity as of December 31, 1998 =
$71,775,506

d) Net income for the twelve months ended December 31, 1998 =
$6,819,430

e) U.S. Generating Company provides management services to Scrubgrass Generating Company, L.P. U.S. Generating
Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Scrubgrass Generating Company, L.P. U.S. Operating Services Company charges a contractual amount for their services.


4.11.  INDIANTOWN COGENERATION, L.P. [EWG]

a) Indiantown Cogeneration, L.P.
 19140 SW Warfield Boulevard
 Indiantown, FL 34956

 Toyan Enterprises owns 30.05% of Indiantown Cogeneration,
L.P.  Toyan Enterprises also owns 24.81%of Indiantown
Project Investment Partnership, L.P. which owns 19.95% of
Indiantown Cogeneration, L.P.  Indiantown Cogeneration,
L.P. owns and operates a 330MW coal-fired electric generating facility in Indiantown, Florida, selling power to Florida Power & Light Company, and selling steam to Caulkins Indiantown Citrus Co.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% of Toyan
Enterprises, which owns 30.05% of Indiantown Cogeneration,
L.P. and 24.81% of Indiantown Project Investment
Partnership, L.P.'s 19.95% interest in Indiantown
Cogeneration, L.P.

c) Capitalization or total equity as of December 31, 1998 =
$91,800,529

d) Net income for the twelve months ended December 31, 1998 =
$21,354,966

e) U.S. Generating Company provides management services to Indiantown Cogeneration, L.P. U.S. Generating Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Indiantown Cogeneration, L.P.
U.S. Operating Services Company charges a contractual rate for their services.

Indiantown Cogeneration, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


4.12.  CHAMBERS COGENERATION LIMITED PARTNERSHIP [EWG]

a) Chambers Cogeneration Limited Partnership
 500 Shell Road
 Carneys Point, NJ 08069-2926

 Peregrine Power Corporation owns 50% of Chambers
Cogeneration Limited Partnership.  Chambers Cogeneration
Limited Partnership owns and operates a 252MW coal-fired electric generating facility in Carneys Point, New Jersey, selling power to Atlantic Energy Company, and selling power and steam to DuPont.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% of Peregrine
Power Corporation, which owns 50% of Chambers Cogeneration
Limited Partnership.

c) Capitalization or total equity as of December 31, 1998 =
$85,649,037

d) Net income for the twelve months ended December 31, 1998 =
$16,875,172

e) U.S. Generating Company provides management services to Chambers Cogeneration Limited Partnership. U.S.
Generating Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Chambers Cogeneration Limited
Partnership. U.S. Operating Services Company charges a contractual rate for their services.

Chambers Cogeneration Limited Partnership has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

EXHIBIT A

A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

 Unaudited consolidating statements of income and surplus of the Claimant's subsidiary companies
(i.e., PG&E Corporation and its subsidiaries) for 1998, together with unaudited consolidating balance sheets of Claimant's subsidiary companies as of the close of such periods, are attached as Exhibit A.

EXHIBIT A


PG&E CORPORATION
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(in millions)
(Unaudited)

                                                    PACIFIC       PG&E
                                                    GAS AND    DIVERSIFIED   CONSOLIDATING    PG&E
                                         PG&E       ELECTRIC   INVESTMENTS   ADJUSTMENTS & CORPORATION
                                      CORPORATION   COMPANY        INC.      ELIMINATIONS  CONSOLIDATED
                                      ------------------------------------------------------------------

OPERATING REVENUES:
   Pacific Gas and Electric Company  $      -      $   8,924    $       -     $       -      $   8,924
   Energy commodities and services          -              -       11,065           (47)        11,018
                                     -------------------------------------------------------------------
Total Operating Revenues                    -          8,924       11,065           (47)        19,942

OPERATING EXPENSES:
   Cost of energy for Pacific Gas
   and Electric Company                     -          3,029            -             -          3,029
   Cost of energy commodities and
   services                                 -              -       10,233           (39)        10,194
   Operating and maintenance               (2)         2,581          524             -          3,103
   Depreciation and decommissioning         1          1,438          170             -          1,609
                                     -------------------------------------------------------------------
Total Operating Expenses                   (1)         7,048       10,927           (39)        17,935
                                      ------------------------------------------------------------------
OPERATING INCOME                            1          1,876          138            (8)         2,007

   Interest expense, net                  (52)          (621)        (156)           47           (782)
   Equity in earnings of subsidiaries     684              -            -          (684)             -
   Other income and expense                 5            103           26           (70)            64
                                      ------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                638          1,358            8          (715)         1,289
   Income taxes                           (83)           629           24             -            570
                                     -------------------------------------------------------------------
NET INCOME                                721            729          (16)         (715)           719
   Preferred dividend requirement           -             27            -           (27)             -
                                     ---------------------------- --------------------------------------
INCOME AVAILABLE FOR COMMON STOCK    $    721       $    702     $    (16)    $    (688)    $      719
                                     ===================================================================

EXHIBIT A


PG&E DIVERSIFIED INVESTMENTS, INC.
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(in millions)
(Unaudited)

                                                                   PG&E
                                                                CORPORATION       PG&E
                                         PG&E         PG&E        SUPPORT    ENERGY TRADING
                                      CAPITAL LLC  ENTERPRISES    SERVICES  GAS CORPORATION
                                      -----------------------------------------------------

OPERATING REVENUES:
   Pacific Gas and Electric Company  $      -      $       -    $       -     $       -
   Energy commodities and services          -          1,029            -         8,509
                                     ------------------------------------------------------
Total Operating Revenues                    -          1,029            -         8,509

OPERATING EXPENSES:
   Cost of energy for Pacific Gas
   and Electric Company                     -              -            -             -
   Cost of energy commodities and
   services                                 -            610            -         8,460
   Operating and maintenance                -            288            -            62
   Depreciation and decommissioning         -             58            -             5
                                     ------------------------------------------------------
Total Operating Expenses                    -            956            -         8,527
                                      -----------------------------------------------------
OPERATING INCOME                            -             73            -           (18)

   Interest expense, net                    -            (43)           -            (6)
   Equity in earnings of subsidiaries       -              -            -             -
   Other income and expense                 -              4            -             5
                                      -----------------------------------------------------

INCOME BEFORE INCOME TAXES                  -             34            -           (19)
   Income taxes                             -             28            -            (8)
                                     ------------------------------------------------------
NET INCOME                                  -              6            -           (11)
   Preferred dividend requirement           -              -            -             -
                                     ------------------------------ -----------------------
INCOME AVAILABLE FOR COMMON STOCK    $      -       $      6     $      -   $       (11)
                                     ======================================================

EXHIBIT A


PG&E DIVERSIFIED INVESTMENTS, INC.
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(in millions)
(Unaudited)

                                                                                                   PG&E
                                         PG&E GAS      PG&E GAS       PG&E GAS   CONSOLIDATING  DIVERSIFIED
                                       TRANSMISSION  TRANSMISSION   TRANSMISSION ADJUSTMENTS & INVESTMENTS INC.
                                        TECO, INC.   TEXAS CORP.    CORPORATION  ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------
OPERATING REVENUES:
   Pacific Gas and Electric Company    $      -       $       -      $       -    $      -       $      -
   Energy commodities and services           68           1,893            242        (676)        11,065
                                       ---------------------------------------------------------------------
Total Operating Revenues                     68           1,893            242        (676)        11,065

OPERATING EXPENSES:
   Cost of energy for Pacific Gas and
   Electric Company                           -               -              -           -              -
   Cost of energy commodities and
   services                                  53           1,728             15        (633)        10,233
   Operating and maintenance                 12             155             50         (43)           524
   Depreciation and  decommissioning          8              58             41           -            170
                                       ---------------------------------------------------------------------
Total Operating Expenses                     73           1,941            106        (676)        10,927
                                       ---------------------------------------------------------------------

OPERATING INCOME                             (5)            (48)           136           -            138

   Interest expense, net                      -             (63)           (44)          -           (156)
   Equity in earnings of subsidiaries         -               -              -           -              -
   Other income and expense                   9               5              3           -             26
                                       ---------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                    4            (106)            95           -              8
   Income taxes                               3             (35)            36           -             24
                                       ---------------------------------------------------------------------
NET INCOME                                    1             (71)            59           -            (16)
   Preferred dividend requirement             -               -              -           -             -
                                       ---------------------------------------------------------------------
INCOME AVAILABLE FOR COMMON STOCK      $      1       $     (71)     $      59   $       -       $    (16)
                                       =====================================================================

EXHIBIT A


PG&E CORPORATION
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1998
(in millions)
(Unaudited)

                                                                      PG&E
                                                        PG&E GAS    DIVERSIFIED  CONSOLIDATING     PG&E
                                           PG&E        & ELECTRIC   INVESTMENTS, ADJUSTMENTS &  CORPORATION
                                        CORPORATION     COMPANY        INC.      ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalent               $      -      $      73      $     213     $      -       $    286
Short-term investments                        9             17             29            -             55
Accounts receivable
   Customer, net                              -          1,383            473            -          1,856
   Related parties                          448             14           (343)        (119)             -
   Energy marketing                           -              -            507            -            507
Price risk management                         -              -          1,416            -          1,416
Inventories and prepayments                   2            526            310           (3)           835
                                       ------------------------------------------------------------------
Total Current Assets                        459          2,013          2,605         (122)         4,955

PROPERTY, PLANT, AND EQUIPMENT
Pacific Gas and Electric Company              -         23,996              -            -         23,996
Electric                                      -              -          1,967            -          1,967
Gas transmission                              -              -          3,347            -          3,347
Construction in progress                      2            273            132            -            407
Other                                         6              -            121            -            127
                                       ------------------------------------------------------------------
Total Property, plant, and equipment
   (at original cost)                         8         24,269          5,567            -         29,844
   Accumulated depreciation and
     decommissioning                         (1)       (11,397)          (628)           -        (12,026)
                                       ------------------------------------------------------------------

Net Property, Plant, and Equipment            7         12,872          4,939            -         17,818

OTHER NONCURRENT ASSETS
Regulatory assets                             -          6,288             59            -          6,347
Nuclear decommissioning funds                 -          1,172              -            -          1,172
Investment in subsidiaries                8,783              -              -       (8,783)             -
Other noncurrent assets                      42            605          2,295            -          2,942
                                       ------------------------------------------------------------------
Total Noncurrent Assets                   8,825          8,065          2,354       (8,783)        10,461
                                       ------------------------------------------------------------------

TOTAL ASSETS                           $  9,291       $ 22,950       $  9,898     $ (8,905)      $ 33,234
                                       ==================================================================

EXHIBIT A


PG&E CORPORATION
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1998
(in millions)
(Unaudited)

                                                                       PG&E
                                                        PG&E GAS    DIVERSIFIED  CONSOLIDATING      PG&E
                                           PG&E         & ELECTRIC  INVESTMENTS, ADJUSTMENTS &  CORPORATION
                                        CORPORATION     COMPANY        INC.      ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term borrowings               $    683       $    668      $    293      $      -       $  1,644
   Current portion of long-term debt          -            260            78             -            338
   Current portion of rate reduction
     bonds                                    -            290             -             -            290
   Accounts payable
     Trade creditors                          -            718           283             -          1,001
     Related parties                        221             60            16          (297)             -
     Regulatory balancing accounts            -             79             -             -             79
     Other                                    9            374          (120)          180            443
     Energy marketing                         -              -           381             -            381
   Accrued taxes                            154              2           (53)            -            103
   Price risk management                      -              -         1,412             -          1,412
   Other                                    132            561           371             -          1,064
                                       ------------------------------------------------------------------
Total Current Liabilities                 1,199          3,012         2,661          (117)         6,755

NONCURRENT LIABILITIES
   Long-term debt                             -          5,444         1,978             -          7,422
   Rate reduction bonds                       -          2,321             -             -          2,321
   Deferred income taxes                     19          3,060           783            (1)         3,861
   Deferred tax credits                       -            283             -             -            283
   Other                                      4          2,045         1,697             -          3,746
                                       ------------------------------------------------------------------
Total Noncurrent Liabilities                 23         13,153         4,458            (1)        17,633

   Preferred stock of subsidiaries            -            137             -           343            480
   Pacific Gas and Electric Company
     obligated mandatorily redeemable
     preferred securities of trust
     holding solely Pacific Gas and
     Electric Company subordinated
     debentures                               -            300             -             -            300

STOCKHOLDERS' EQUITY
   Preferred stock without mandatory
     redemption provision
       Nonredeemable                          -            145            57          (202)             -
       Redeemable                             -            142             -          (142)             -
   Common stock                           5,862          3,801         2,841        (6,642)         5,862
   Reinvested earnings                    2,207          2,260          (119)       (2,144)         2,204
                                        -----------------------------------------------------------------
   Total Stockholders' Equity             8,069          6,348         2,779        (9,130)         8,066
                                        -----------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                               $ 9,291       $ 22,950      $  9,898      $ (8,905)      $ 33,234
                                        =================================================================

EXHIBIT A


PG&E DIVERSIFIED INVESTMENTS, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1998
(in millions)
(Unaudited)


                                                                    PG&E
                                                                 CORPORATION       PG&E
                                         PG&E         PG&E         SUPPORT    ENERGY TRADING
                                       CAPITAL LLC  ENTERPRISES    SERVICES   GAS CORPORATION
                                       ------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalent               $      -      $     136      $      -     $     22
Short-term investments                        -              -             -           13
Accounts receivable
   Customer, net                              -            325             -          (25)
   Related parties                            -             58             -          153
   Energy marketing                           -            130             -          377
Price risk management                         -              -             -        1,416
Inventories and prepayments                   -             64             -          174
                                       ------------------------------------------------------
Total Current Assets                          -            713             -        2,130

PROPERTY, PLANT, AND EQUIPMENT
Pacific Gas and Electric Company              -              -             -            -
Electric                                      -          1,967             -            -
Gas transmission                              -              8             -            -
Construction in progress                      -             73             -            -
Other                                         -             93             -           28
                                       ------------------------------------------------------
Total Property, plant, and equipment
   (at original cost)                         -          2,141             -           28
   Accumulated depreciation and
     decommissioning                          -            (65)            -           (5)
                                       ------------------------------------------------------

Net Property, Plant, and Equipment            -          2,076             -           23

OTHER NONCURRENT ASSETS
Regulatory assets                             -              -             -            -
Nuclear decommissioning funds                 -              -             -            -
Investment in subsidiaries                    -              -             -           21
Other noncurrent assets                       -          1,370             -          381
                                       ------------------------------------------------------
Total Noncurrent Assets                       -          1,370             -          402
                                       ------------------------------------------------------

TOTAL ASSETS                           $      -       $  4,159       $     -     $  2,555
                                       ======================================================

EXHIBIT A


PG&E DIVERSIFIED INVESTMENTS INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1998
(in millions)
(Unaudited)


                                                                    PG&E
                                                                 CORPORATION       PG&E
                                          PG&E         PG&E        SUPPORT    ENERGY TRADING
                                       CAPITAL LLC  ENTERPRISES    SERVICES   GAS CORPORATION
                                       ------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term borrowings               $      -       $    223      $      -      $     -
   Current portion of long-term debt          -              1             -            -
   Current portion of rate reduction
     bonds                                    -              -             -            -
   Accounts payable
     Trade creditors                          -             56             -          (12)
     Related parties                          -            (17)            -          413
     Regulatory balancing accounts            -              -             -            -
     Other                                    -             70             -            -
     Energy marketing                         -             27             -          354
   Accrued taxes                              -             (4)            -          (46)
   Price risk management                      -              -             -        1,412
   Other                                      -            232             -           83
                                       ------------------------------------------------------
Total Current Liabilities                     -            588             -        2,204

NONCURRENT LIABILITIES
   Long-term debt                             -            723             -            -
   Rate reduction bonds                       -              -             -            -
   Deferred income taxes                      -            314             -          (12)
   Deferred tax credits                       -              -             -            -
   Other                                      -          1,223             -          289
                                       ------------------------------------------------------
Total Noncurrent Liabilities                  -          2,260             -          277

   Preferred stock of subsidiaries            -              -             -            -
   Pacific Gas and Electric Company
     obligated mandatorily redeemable
     preferred securities of trust
     holding solely Pacific Gas and
     Electric Company subordinated
     debentures                               -              -             -            -

STOCKHOLDERS' EQUITY
   Preferred stock without mandatory
     redemption provision
       Nonredeemable                          -             57             -            -
       Redeemable                             -              -             -            -
   Common stock                               -          1,320             -          105
   Reinvested earnings                        -            (66)            -          (31)
                                        ------------------------------------------------------
   Total Stockholders' Equity                 -          1,311             -           74
                                        ------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                               $     -       $  4,159      $      -      $ 2,555
                                        ======================================================

EXHIBIT A


PG&E DIVERSIFIED INVESTMENTS INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1998
(in millions)
(Unaudited)
                                                                                                   PG&E
                                         PG&E GAS      PG&E GAS       PG&E GAS   CONSOLIDATING  DIVERSIFIED
                                       TRANSMISSION  TRANSMISSION   TRANSMISSION ADJUSTMENTS & INVESTMENTS INC.
                                        TECO, INC.   TEXAS CORP.    CORPORATION  ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalent               $      6      $      49      $       -     $      -       $    213
Short-term investments                       16              -              -            -             29
Accounts receivable
   Customer, net                              7            157             21          (12)           473
   Related parties                           62             27              6         (649)          (343)
   Energy marketing                           -              -              -            -            507
Price risk management                         -              -              -            -          1,416
Inventories and prepayments                   -             61             11            -            310
                                       ------------------------------------------------------------------
Total Current Assets                         91            294             38         (661)         2,605

PROPERTY, PLANT, AND EQUIPMENT
Pacific Gas and Electric Company              -              -              -            -              -
Electric                                      -              -              -            -          1,967
Gas transmission                            202          1,654          1,483            -          3,347
Construction in progress                      -             21             38            -            132
Other                                         -              -              -            -            121
                                       ------------------------------------------------------------------
Total Property, plant, and equipment
   (at original cost)                       202          1,675          1,521            -          5,567
   Accumulated depreciation and
     decommissioning                        (10)           (68)          (480)           -           (628)
                                       ------------------------------------------------------------------

Net Property, Plant, and Equipment          192          1,607          1,041            -          4,939

OTHER NONCURRENT ASSETS
Regulatory assets                             -              -             59            -             59
Nuclear decommissioning funds                 -              -              -            -              -
Investment in subsidiaries                    -              -              -          (21)             -
Other noncurrent assets                     199            314             31            -          2,295
                                       ------------------------------------------------------------------
Total Noncurrent Assets                     199            314             90          (21)         2,354
                                       ------------------------------------------------------------------

TOTAL ASSETS                           $    482       $  2,215       $  1,169     $   (682)      $  9,898
                                       ==================================================================

EXHIBIT A


PG&E DIVERSIFIED INVESTMENTS INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1998
(in millions)
(Unaudited)
                                                                                                   PG&E
                                         PG&E GAS      PG&E GAS       PG&E GAS   CONSOLIDATING  DIVERSIFIED
                                       TRANSMISSION  TRANSMISSION   TRANSMISSION ADJUSTMENTS & INVESTMENTS INC.
                                        TECO, INC.   TEXAS CORP.    CORPORATION  ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term borrowings               $      -       $     70      $       -     $      -       $    293
   Current portion of long-term debt          6             71              -            -             78
   Current portion of rate reduction
     bonds                                    -              -              -            -              -
   Accounts payable
     Trade creditors                         16            219             16          (12)           283
     Related parties                          -             74              3         (457)            16
     Regulatory balancing accounts            -              -              -            -              -
     Other                                    -              -              2         (192)          (120)
     Energy marketing                         -              -              -            -            381
   Accrued taxes                             (1)            (9)             7            -            (53)
   Price risk management                      -              -              -            -          1,412
   Other                                      1             40             15            -            371
                                       ------------------------------------------------------------------
Total Current Liabilities                    22            465             43         (661)         2,661

NONCURRENT LIABILITIES
   Long-term debt                             8            676            571            -          1,978
   Rate reduction bonds                       -              -              -            -              -
   Deferred income taxes                     68            242            171            -            783
   Deferred tax credits                       -              -              -            -              -
   Other                                      -            147             38            -          1,697
                                       ------------------------------------------------------------------
Total Noncurrent Liabilities                 76          1,065            780            -          4,458

   Preferred stock of subsidiaries            -              -              -            -              -
   Pacific Gas and Electric Company
     obligated mandatorily redeemable
     preferred securities of trust
     holding solely Pacific Gas and
     Electric Company subordinated
     debentures                               -              -              -            -              -

STOCKHOLDERS' EQUITY
   Preferred stock without mandatory
     redemption provision
       Nonredeemable                          -              -              -            -             57
       Redeemable                             -              -              -            -              -
   Common stock                             381            784            272          (21)         2,841
   Reinvested earnings                        3            (99)            74            -           (119)
                                        -----------------------------------------------------------------
   Total Stockholders' Equity               384            685            346          (21)         2,779
                                        -----------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                               $   482       $  2,215      $   1,169     $   (682)      $  9,898
                                        =================================================================

EXHIBIT A


PG&E CORPORATION
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(in millions)
(Unaudited)

                                                       PACIFIC       PG&E
                                                       GAS AND    DIVERSIFIED   CONSOLIDATING     PG&E
                                            PG&E       ELECTRIC   INVESTMENTS   ADJUSTMENTS & CORPORATION
                                         CORPORATION   COMPANY        INC.      ELIMINATIONS  CONSOLIDATED
                                       ---------------------------------------------------------------------
Balance at December 31, 1997            $     2,531    $  2,671    $      43     $   (2,714)    $  2,531

   Net Income                                   721         702*         (16)          (688)         719
   Common stock repurchased                    (593)       (808)           -            808         (593)
   Preferred stock redeemed                       -          (3)           -              3            -
   Dividends declared
     Common stock                              (466)       (300)        (145)           445         (466)
   Other                                         14          (2)          (1)             2           13
                                        --------------------------------------------------------------------

Balance at December 31, 1998            $     2,207     $ 2,260      $  (119)    $   (2,144)     $  2,204
                                        ====================================================================

 *Included $27 million in preferred dividend requirement.  Consistent with the calculation of Net Income for
 PG&E Corporation.

EXHIBIT A


PG&E DIVERSIFIED INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(in millions)
(Unaudited)

                                                                     PG&E
                                                                  CORPORATION       PG&E
                                           PG&E         PG&E        SUPPORT    ENERGY TRADING
                                        CAPITAL LLC  ENTERPRISES    SERVICES  GAS CORPORATION
                                       --------------------------------------------------------
Balance at December 31, 1997            $         -    $    (72)    $     -     $      (19)

   Net Income                                     -           6           -            (11)
   Common stock repurchased                       -           -           -              -
   Preferred stock redeemed                       -           -           -              -
   Dividends declared
     Common stock                                 -           -           -              -
   Other                                          -           -           -             (1)
                                        --------------------------------------------------------

Balance at December 31, 1998            $         -     $   (66)      $   -    $       (31)
                                        ========================================================

EXHIBIT A


PG&E DIVERSIFIED INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(in millions)
(Unaudited)

                                                                                                  PG&E
                                        PG&E GAS      PG&E GAS       PG&E GAS   CONSOLIDATING  DIVERSIFIED
                                      TRANSMISSION  TRANSMISSION   TRANSMISSION ADJUSTMENTS & INVESTMENTS INC
                                       TECO, INC.   TEXAS CORP.    CORPORATION  ELIMINATIONS   CONSOLIDATED
                                      ---------------------------------------------------------------------
Balance at December 31, 1997            $         2    $   (28)    $     160     $       -    $       43

   Net Income                                     1        (71)           59             -           (16)
   Common stock repurchased                       -          -             -             -             -
   Preferred stock redeemed                       -          -             -             -             -
   Dividends declared
     Common stock                                 -          -          (145)            -          (145)
   Other                                          -          -            -              -            (1)
                                        --------------------------------------------------------------------

Balance at December 31, 1998            $         3     $  (99)      $    74    $        -    $     (119)
                                        ====================================================================

EXHIBIT B

If at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.     Caption Heading
(in millions)

As of December 31, 1998

       1    Total assets at December 31, 1997        $ 31,115
       1    Total assets at December 31, 1998        $ 33,234

       2    Total operating revenues for the period
              ending December 31, 1997               $ 15,400
       2    Total operating revenues for the period
              ending December 31, 1998               $ 19,942

       3    Income available for common stock at
              December 31, 1997                      $    716
       3    Income available for common stock at
              December 31, 1998                      $    719

EXHIBIT C

An organizational chart showing the relationship of each Exempt Wholesale Generator (EWG) or foreign utility company to associate companies in the holding-company system.


Exempt Wholesale Generators (EWGs):

1. PITTSFIELD GENERATING COMPANY, L.P.
   (formerly ALTRESCO PITTSFIELD, L.P.)

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Beale Generating Company
                     JMC Altresco, Inc.
                        Altresco, Inc.
                           Pittsfield Generating Company, L.P.
                           (formerly Altresco Pittsfield, L.P.)
                        Berkshire Pittsfield, Inc.
                           Berkshire Feedline Acquisition Limited Partnership
                        Pittsfield Partners, Inc.


2. SELKIRK COGEN PARTNERS, L.P.

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Beale Generating Company
                     JMC Selkirk Holdings, Inc.
                        JMC Selkirk, Inc.
                           PentaGen Investors, L.P.
                              Selkirk Cogen Partners, L.P.
                              Selkirk Cogen Funding Corporation


3. KEYSTONE URBAN RENEWAL LIMITED PARTNERSHIP

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Eagle Power Corporation
                     Keystone Cogeneration Company, L.P.
                        Keystone Urban Renewal Limited Partnership
                     Logan Generating Company, L.P.


4. LOGAN GENERATING COMPANY, L.P.

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Eagle Power Corporation
                     Keystone Cogeneration Company, L.P.
                        Keystone Urban Renewal Limited Partnership
                     Logan Generating Company, L.P.


5. HERMISTON GENERATING COMPANY, L.P.

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Larkspur Power Corporation
                  Buckeye Power Corporation
                     Hermiston Generating Company, L.P.


6. MILLENNIUM POWER PARTNERS, L.P.

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Energy Group, LLC
                  Black Hawk II Power Corporation
                  Peach III Power Corporation
                     Millennium Power Partners, L.P.


7. CEDAR BAY GENERATING COMPANY, L.P.

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Raptor Holdings Company
                     Gray Hawk Power Corporation
                        Cedar Bay Cogeneration, Inc.
                           Cedar Bay Generating Company, L.P.


8. NORTHAMPTON GENERATING COMPANY, L.P.

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Jaeger Power Corporation
                     Northampton Generating Company, L.P.
                        Northampton Fuel Supply Company, L.P.
                        Northampton Water Supply, Inc.


9. SCRUBGRASS GENERATING COMPANY, L.P.

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Falcon Power Corporation
                     Scrubgrass Power Corp.
                     Scrubgrass Generating Company, L.P.
                        Leechburg Properties, Inc.
                        Clearfield Properties, Inc.


10. INDIANTOWN COGENERATION, L.P.

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company

              U.S. Generating Company, LLC
                USGen Power Group, LLC
                  Toyan Enterprises
                     Indiantown Project Investment Partnership, L.P. Indiantown Cogeneration, L.P.


11. MASSPOWER

PG&E Corporation
   PG&E Diversified Investments, Inc.
      PG&E Enterprises
         PG&E Generating Company
            U.S. Generating Company, LLC
               USGen Power Group, LLC
                  Beale Generating Company
                     MASSPOWER, INC.
                        MASSPOWER

PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this thirty-first day of December, 1998.


                                     PG&E Corporation


                             By      CHRISTOPHER P. JOHNS
 ..............................................................
                                     CHRISTOPHER P. JOHNS
                                     Controller


Corporate Seal

Attest:


LINDA Y. H. CHENG
 .............................................................
LINDA Y. H. CHENG
Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

        Christopher P. Johns
        Controller
        PG&E Corporation
        One Market, Spear Tower, Suite 2400
        San Francisco, CA 94177